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September 14, 2007


Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Compuware Corporation
                  Form 10-K for the fiscal year ended March 31, 2007 File No. 000-20900

Dear Ms. Collins:

I refer to the Staff's comment letter dated August 16, 2007 to Compuware Corporation and my telephone conversation with Ms. Christine Davis regarding the due date for responding to your comments. The Company has requested an additional extension of the due date in order to have sufficient time for compilation and review internally and by the Company's advisers of the responses to the Staff's comments. The Company confirms that it intends to submit its responses to the Staff's comments by September 21, 2007.

The Company appreciates your cooperation in extending the deadline for their response.

Please feel free to call me at (313) 227-7372 with any questions or if we can be of any assistance.

Very truly yours,


/s/ Laura L. Fournier
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Laura L. Fournier
Senior Vice President, Treasurer and
Chief Financial Officer